RBS ACCEPTANCE INC.
600 WASHINGTON BOULEVARD
STAMFORD, CONNECTICUT 06901

September 1, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention: Julie Rizzo and Amanda Ravitz

Re:	RBS Acceptance Inc. (the “Registrant”)
Registration No. 333-165667
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we request that the Securities and Exchange Commission (the “Commission”), pursuant to its authority under Section 8(a) of the Act, accelerate the effectiveness of Registration Statement No. 333-165667 to 2:00 p.m., Eastern Standard Time, September 3, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not asset staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RBS ACCEPTANCE INC.

By:	/s/ James Raezar
	Name:	James Raezar
	Title:	Principal Financial Officer and
Principal Accounting Officer